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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)
                            MOBILE PET SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK, $0.0001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    60740U102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 NEIL GOLD, ESQ.
                           FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                                 (212) 318-3000

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 31, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper formal shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

---------------------                                        -------------------
 CUSIP No. 60740U102                  13D                     Page 2 of 7 Pages
---------------------                                        -------------------

------------------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Ivan Bradbury (IRS Identification No: Not applicable - Foreign Citizen)
------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                        (a) [ ]
                                                                                                        (b) [X]
------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                  PF
------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                                               [ ]

------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United Kingdom
------------------------------------------------------------------------------------------------------------------

                            7    SOLE VOTING POWER                                                   13,000,000
        NUMBER OF           --------------------------------------------------------------------------------------
          SHARES
       BENEFICIALLY         8    SHARED VOTING POWER                                                          0
         OWNED BY           --------------------------------------------------------------------------------------
           EACH
        REPORTING           9    SOLE DISPOSITIVE POWER                                              13,000,000
          PERSON            --------------------------------------------------------------------------------------
           WITH
                            10   SHARED DISPOSITIVE POWER                                                     0
------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,000,000
------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]


------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  22.2%
------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

                  IN
------------------------------------------------------------------------------------------------------------------

---------------------                                        -------------------
 CUSIP No. 60740U102                  13D                     Page 3 of 7 Pages
---------------------                                        -------------------


ITEM 1.      SECURITY AND ISSUER

             Title of Class of Securities:

             Common Stock, par value $0.0001 per share

             Name and Address of Issuer:

             Mobile PET Systems, Inc.
             2150 Washington Street, Suite 110
             San Diego, California 92110

ITEM 2.      IDENTITY AND BACKGROUND

             This Schedule 13D is filed by Ivan Bradbury (the "Reporting Person"). Mr. Bradbury is an individual with a business address at c/o Macfarlanes, 10 Norwich Street, London EC4A 1BD England. Mr. Bradbury has no present principal occupation.

             During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

             Mr. Bradbury is a citizen of the United Kingdom.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             The amount of funds used by the Reporting Person in purchasing the securities of the issuer was $6,000,000 in personal funds.

ITEM 4.      PURPOSE OF THE TRANSACTION.

             The Reporting Person purchased 10,000,000 shares of common stock, par value $.0001 per share (the "Common Stock") of Mobile PET Systems, Inc. (the "Issuer"), and warrants to purchase 3,000,000 shares of Common Stock at a purchase price of $.448 per share (the "Warrants" and, together with the Common Stock, the "Securities") pursuant to a Securities Purchase Agreement, dated as of July 12, 2002, by and among the Issuer, Ivan Bradbury and Integrated Healthcare Management S.A. (the "Purchase Agreement"). The closing of the transactions contemplated by the Purchase Agreement (the "Closing") occurred on July 31, 2002.

             (d) As a condition to the Closing, the Issuer was required to appoint a designee of Mr. Bradbury reasonably acceptable to the Issuer to the Board of Directors of the Issuer. As of the date of this filing, Mr. Bradbury's designee has not yet been appointed.

             Mr. Bradbury's rights and obligations under the Purchase Agreement, including the right to purchase the Securities, were transferred to Dragon Nominees Limited, a United Kingdom company ("Dragon") pursuant to an Assignment and Assumption Agreement executed by such parties as of the Closing. Dragon has executed a nominee declaration of trust and indemnity in respect of the Securities in favor of Mr. Bradbury. Mr. Bradbury is the beneficial owner of the Securities and has full economic ownership and control of the Securities.

---------------------                                        -------------------
 CUSIP No. 60740U102                  13D                     Page 4 of 7 Pages
---------------------                                        -------------------


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

             (a) See Rows 11 and 13 on the Cover Page. The percentage of the class of securities identified pursuant to Item 1 above beneficially owned by the Reporting Person is 22.2% based upon (i) 44,251,333 shares of Common Stock outstanding as of April 30, 2002 as reported on Amendment No. 1 to Form 10-QSB filed by the Issuer with the Securities and Exchange Commission on July 31, 2002, (ii) 1,250,000 shares of Common Stock issued pursuant to a stock purchase agreement entered into between the Issuer and an investor concurrent with the Closing, as reported on Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 6, 2002 and (iii) the 10,000,000 shares of Common Stock and Warrants to purchase 3,000,000 shares of Common Stock held by the Reporting Person as of the date of this filing.

             (b) See Rows 7 through 10 on the Cover Page. The Reporting Person has the sole power to vote or direct the vote and to dispose or to direct the disposition of all of the Securities.

             (c) Except as described above, no transactions in the Issuer's securities were effected by the Reporting Person during the 60 days prior to the date hereof.

             (d) Not applicable.

             (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             ASSIGNMENT AND ASSUMPTION AGREEMENT. See Item 4 regarding the Assignment and Assumption Agreement between the Reporting Person and Dragon Nominees Limited.

             PURCHASE AGREEMENT. Pursuant to the Purchase Agreement, the Reporting Person purchased 10,000,000 shares of Common Stock and warrants to purchase 3,000,000 shares of Common Stock in exchange for $6,000,000, as described in Item 4.

             REGISTRATION RIGHTS AGREEMENT. The shares of Common Stock issued to the Reporting Person are not registered securities within the meaning of the Securities Act of 1933, as amended (the "Act"). Pursuant to Section 5.01(h) of the Purchase Agreement, the Issuer has executed and delivered to the Reporting Person a Registration Rights Agreement dated as of July 31, 2002 between Dragon Nominees Limited and the Issuer (the "Registration Rights Agreement"). A copy of the Registration Rights Agreement is filed herewith as Exhibit 2 hereto.

             If at any time the Reporting Person requests that the Issuer file a registration statement on Form S-1 or any similar long-form registration for at least 25% of the Registrable Securities (as that term is defined in the Registration Rights Agreement), the Issuer shall use its best efforts to register the shares of Common Stock held by the Reporting Person and requested by it to be registered under the Act. The Reporting Person is entitled to request two such "demand" registrations from the Issuer.

             Additionally, if the Issuer proposes to register any shares of Common Stock for its own or others' account under the Act, other than a registration solely relating to an Issuer stock

---------------------                                        -------------------
 CUSIP No. 60740U102                  13D                     Page 5 of 7 Pages
---------------------                                        -------------------


or option plan or arrangement or to shares to be sold under Rule 145 under the Act, the Issuer shall give the Reporting Person prompt written notice of its intent. Upon written request of the Reporting Person, given within twenty (20) days after mailing of such notice, the Issuer shall include in such registration all shares of Common Stock held by the Reporting Person specified in such written request, subject, in the case of an offering involving an underwriting of the Issuer's capital stock, to the Reporting Person entering into a customary underwriting agreement with the underwriters, and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering.

             Finally, at a time when a Form S-3 is available for such registration, if the Issuer shall receive a written request from the Reporting Person that the Issuer effect a registration on Form S-3 of the Registrable Securities (as that term is defined in the Registration Rights Agreement), the Issuer will, as soon as practicable, effect such registration and all such qualifications and compliances as may be requested by the Reporting Person.

             The foregoing descriptions of the Assignment and Assumption Agreement, the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.


Exhibit No.       Exhibit Description
                  -------------------

1. Securities Purchase Agreement dated as of July 12, 2002 by and between Mobile PET Systems, Inc., Ivan Bradbury and Integrated Healthcare Management S.A.

2. Registration Rights Agreement dated as of July 31, 2002 by and between Mobile PET Systems, Inc. and Dragon Nominees Limited.

3. Assignment and Assumption Agreement effective as of July 31, 2002 by and between Ivan Bradbury and Dragon Nominees Limited.

4. Warrant for the Purchase of 3,000,000 Shares of Common Stock issued by Mobile PET Systems, Inc. to Dragon Nominees Limited on July 31, 2002.

5. Nominee Declaration of Trust and Indemnity entered into between Dragon Nominees Limited and Ivan Bradbury on July 31, 2002.

---------------------                                        -------------------
 CUSIP No. 60740U102                  13D                     Page 6 of 7 Pages
---------------------                                        -------------------


SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2002

                                                By:/s/ Ivan Bradbury
                                                   -----------------------------
                                                   Ivan Bradbury



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

---------------------                                        -------------------
 CUSIP No. 60740U102                  13D                     Page 7 of 7 Pages
---------------------                                        -------------------


                                  EXHIBIT INDEX

Exhibit
Number           Exhibit Description
------           -------------------

1. Securities Purchase Agreement dated as of July 12, 2002 by and between Mobile PET Systems, Inc., Ivan Bradbury and Integrated Healthcare Management S.A.

2. Registration Rights Agreement dated as of July 31, 2002 by and between Mobile PET Systems, Inc. and Dragon Nominees Limited.

3. Assignment and Assumption Agreement effective as of July 31, 2002 by and between Ivan Bradbury and Dragon Nominees Limited.

4. Warrant for the Purchase of 3,000,000 Shares of Common Stock issued by Mobile PET Systems, Inc. to Dragon Nominees Limited on July 31, 2002.

5. Nominee Declaration of Trust and Indemnity entered into between Dragon Nominees Limited and Ivan Bradbury on July 31, 2002.





                                       7